Filed by Schlumberger N.V. (Schlumberger Limited) Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Schlumberger N.V. (Schlumberger Limited) (File No.: 1-4601)

Subject Company: Smith International, Inc. (File No: 1-8514

Integration Dialogues

Schlumberger and Smith: In Transition

On February 21, Schlumberger and Smith International announced an agreement to merge. We are now in the normal regulatory review period. So, while the wheels turn out there, what exactly are we doing around here?

A merger such as ours is a complicated affair that goes through several phases. Months of executive level discussion led up to the February announcement. Now, while the proposed merger is undergoing normal regulatory merger control reviews, an internal transition team is hard at work building an integration plan to be ready for action once the deal is approved and sealed.

Who is leading this complex process, and what are the steps involved? We plan to find out through a series of dialogues between the key people involved from both companies, beginning at the helm with Simon Farrant, Smith merger integration manager at Schlumberger, and Peter Pintar, vice president of corporate strategy and development at Smith International.

Walk us through the transitional phase we’re in now…. what’s happening?

Simon Farrant: We’ve been in an in-depth fact-finding stage through March and April. Our teams have been focused on sharing information about our respective functions and how our businesses are structured, examining the differences and similarities, and where the opportunities are to create value.

Now, we’re into stage two, which is developing recommendations. We want to say: Here are the priorities for the businesses and for the functions; here’s how they can be organized to be most effective.

The third stage starts in June when we create the action plan: How do we take all the recommendations and fit them into an implementation plan.

Peter Pintar: All of these steps are equally staffed from both companies. We’re taking a best of the best approach, retaining the ideas and practices that work best for each company.

Schlumberger has been very open and collaborative from the start, which has lessened anxiety and in fact created excitement. Once you bring people together and let them get to know each other and get to know each other’s businesses, and once everyone understands that there is a good business reason for this merger… well, these are business people and function leaders. They see the value immediately.

In fact, it’s turned into an exercise of reining people in. The integration team members want to start making changes, but we have to hold back until the regulatory reviews are completed. We’re in a planning phase, nothing more. Our task is to hold on to that atmosphere of openness.

Simon Farrant: As you say, this is a planning phase, but it isn’t all about getting to Day 1 of the close either. Day 1 is when we start to test the plans that we have put in place. We are going to have integration teams in our area offices around the world for a year or two, monitoring the implementation and continuing to look at how to get maximum value from this merger.

Historically, Schlumberger’s approach was to acquire, assimilate and paint blue. That’s not the case this time… Smith is a very successful company. We want to leverage its expertise, especially in operating our North American business.

Peter Pintar: North America is a good example to use if you want to understand the complexity of this process. Both companies have substantial businesses in North America, so how will we organize ourselves after the merger? Do we organize around business lines? Customers? Basins? How do we leverage the GeoMarket infrastructure? What about cost structures? How do we meet our quality standards without being unprofitable?

This level of complexity plays out in many, many questions. How we answer the questions depends on having a thorough understanding of each other today.

Simon Farrant: In the meantime, what keeps me up at night is the constant knowledge that there is no such thing as overcommunicating about this merger to our respective employees. We cannot answer all the questions right now, but we will answer everything we can. As we learn more, we will find ways to communicate more.

Peter Pintar: There is curiosity and anxiety among employees, and it’s vital to provide information about why the merger is happening, and about the range of opportunities personally and professionally that this change offers Smith employees, in particular.

Tell us a bit about the two company cultures. Do you think we’re all going to get along?

Peter Pintar: The first thing to know about the Smith culture is that we have a strong entrepreneurial spirit. Our people feel empowered as individuals, they know they can make a difference, and they know that what they think and do matters.

Secondly, there’s a laser-like focus on customer satisfaction. We do customer service extremely well. You can’t miss it. Our people are intensely focused on customers and because we don’t move around as much as Schlumberger people do, we tend to know our customers intimately, to have long-term relationships.

Simon Farrant: At Schlumberger, we have a clear mission to be number one or two in every business segment. That is supported by our sustained high investment in R&E and our focus on training, and it’s enabled through our global footprint.

In the last 10 years, we have proven ourselves to be a living organism. We have changed a lot, and modified ourselves to the needs of the market. I think we’re now recognized for our agility in tailoring our delivery to what the customer needs.

Just a final thought about corporate values. You know, we list our values as: people, technology and profit. Smith’s values are: people, technology and results. Culturally, we’re very close. It’s clear already—we are going to get along very well indeed.

Integration Process FAQs

Will there be any information on how Smith will fit into Schlumberger post-closing?

To ensure that all drilling related services and products are managed on an integrated basis, Schlumberger has established a Drilling Group, currently consisting of Drilling & Measurements (D&M) and Geoservices (now 100% owned by Schlumberger). It is anticipated that, after the merger is finalized, Smith’s drilling related businesses will report into the Drilling Group.

Who is in charge of the Drilling Group?

The former president of Schlumberger’s Drilling & Measurements segment, Jean-Francois Poupeau, has been appointed president of the Drilling Group. He is closely involved in the integration planning process.

Forward-Looking Statements

The attached presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, or other statements other than statements of historical fact, are forward-looking statements. The Company can give no assurance that such expectations will prove to have been correct. These statements are subject to, among other things, satisfaction of the closing conditions to the merger, the risk that the contemplated merger does not occur, negative effects from the pendency of the merger, the ability to successfully integrate the merged businesses and to realize expected synergies and other risk factors that are discussed in Schlumberger’s and Smith’s most recent 10-Ks as well as each company’s other filings with the SEC available at the SEC’s Internet site (http://www.sec.gov). Actual results may differ materially from those expected, estimated or projected.

Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.

Additional Information

Schlumberger has filed with the SEC a registration statement on Form S-4 containing a preliminary proxy statement/prospectus of Schlumberger and Smith and other documents related to the proposed transaction. STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. These documents will contain important information about the proposed transaction that should be read carefully before any decision is made with respect to the proposed transaction. These materials will be made available to the shareholders of Smith at no expense to them. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s web site, www.sec.gov. In addition, such materials (and all other documents filed with the SEC) will be available free of charge at www.smith.com or www.slb.com. You may also read and copy any reports, statements and other information filed by Smith or Schlumberger with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Each company’s directors and executive officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Schlumberger’s directors and officers can be found in its proxy statement filed with the SEC on March 4, 2010 and information regarding Smith’s directors and officers can be found in its proxy statement filed with the SEC on April 13, 2009. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials when they become available.